September 26, 2019

Christopher Farrar
Chief Executive Officer
Velocity Financial, LLC
30699 Russell Ranch Road
Suite 295
Westlake Village, CA 91362

       Re: Velocity Financial, LLC
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 30, 2019
           CIK No. 0001692376

Dear Mr. Farrar:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Key Performance Metrics, page 70

1.     We note your response to our comment 8 from our letter dated February
12, 2019.
       Specifically, you stated that if you anticipate having any corporate debt at the completion of the offering, then you will include average debt, cost of funds, net interest margin, and net interest spread on a company-wide basis. We further note your revision to your use of proceeds section, which now indicates that you will use the net proceeds from this offering to repay a portion of your outstanding corporate debt. As such, it appears that you anticipate having some corporate debt at the completion of the offering. Please revise your filing to expand your disclosure to also provide average debt, cost of funds, net
 Christopher Farrar
Velocity Financial, LLC
September 26, 2019
Page 2
      interest margin, and net interest spread on a company-wide basis.
2. We note your response to our comment 7. Please revise your filing to also present a post-
      tax return on equity for periods beginning on January 1, 2018.
Schedule IV - Mortgage Loans on Real Estate, page S-1

3. We note your response to our comment 9 and your revisions to your filing. Please further revise your filing to address the following items related to this schedule:
        Please revise to include the applicable notes to this schedule (i.e. reconciliation, aggregate cost for Federal income tax purposes).
        This schedule should be presented as of the most recent audited balance sheet.
        The schedule should be audited by your independent registered public accounting firm, and referenced in their audit opinion.
      Reference is made to Rule 5-04 and Rule 12-29 of Article S-X.
        You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at 202-
551-3585 or Folake Ayoola, Senior Counsel, at 202-551-3673 with any other questions.



                                                           Sincerely,

FirstName LastNameChristopher Farrar                       Division of
Corporation Finance
                                                           Office of Real
Estate and
Comapany NameVelocity Financial, LLC
                                                           Commodities
September 26, 2019 Page 2
cc:       Daniel N. Webb, Esq.
FirstName LastName